UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

July 15, 2022
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 3 AFRICA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564467
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

CPOA Trianon is a 100 kW (AC) rooftop solar installation to be located at 68 Francis Rd, Plumstead, Cape Town, 7801 ("Project"). The Project will be connected to the local distribution grid.

This solar plant will be rented to Cape Peninsula Organisation for the Aged (CPOA), the roof owner and offtaker, through a take-or-pay contract for a period of 20 years.

Energea Portfolio 3 LLC ("Energea") will invest, through The Sun Exchange (SA) Bewind Trust ("Sun Exchange Trust"), a total of $ 167,642, for the entirety of the Project's equity with a projected IRR of 11.14% ($USD).

Key Information   General Info

Project Owner	Energea Portfolio 3 LLC
Project Location	Cape Town, South Africa
Technology	Rooftop Solar
System Size (AC/DC)	100 kW/147 kWp
Estimated Year 1 Production	225 MWh
Coordinates	34.027768° S, 18.464030° E
Roof Status	Verified by a third-party engineer
Project Status	Notice to Proceed
Useful Equipment Life (Years)	25

Stakeholders

SPE	The Sun Exchange (SA) Bewind Trust
Offtaker	Cape Peninsula Organisation for the Aged
EPC Contractor	ACES Africa (PTY) LTD
O&M Contractor	ACES Africa (PTY) LTD
Roof Owner	Cape Peninsula Organisation for the Aged
Asset Manager	The Sun Exchange (PTY) LTD. ("Sun Exchange")

Uses of Capital and Project Economics

Project Hard Costs	2,063,526 ZAR
Project Soft Costs	278,803 ZAR
Developer Fee	203,591 ZAR
Total Project Financing	2,545,920 ZAR
Debt Funding	N/A
Equity Funding	2,545,920 ZAR
Cell Owner IRR	11.14% ($USD)

Project Review

SPE

All activities related to the project have been made through Sun Exchange Trust and The Sun Exchange (PTY) LTD. ("Sun Exchange").

Site

CPOA, the offtaker, owns the propriety in which the project will be installed. The rights to use the roof for a 20-year term has been secured through the Asset Lease Agreement.

Origin Consulting Engineers ("Origin") did a roof inspection on the site. Based on their visual inspection and calculations, Origin confirmed that the roof has adequate structure to carry the extra load of the solar panels.

Design

The Project will employ 272 x 540 Wp solar modules manufactured by JA Solar, a Tier 1 module manufacturer based in China. The plant will also use one 110 kW SG110CX inverter manufactured by Sungrow.

Regarding Energy Production, the Project is estimated to produce 225 MWh/year with an AC Capacity Factor of 25.6%.

Interconnection

For properties within the City of Cape Town electricity supply area, Small-Scale Embedded Generation, such as the Project, must obtain a Permission to Install Letter from the municipality. The Project obtained this Permit on April 08th, 2022.

Once the installation of the Project is finished, a Commissioning Approval Letter will be issued by the City of Cape Town within 10 working days.

Offtaker

The Sun Exchange Trust and CPOA have signed an Asset Lease to Own Agreement on March 25th, 2022. This Revenue agreement stipulates a fixed tariff to be paid by CPOA per kWh generated by the system. The tariff is adjusted annually on July 1st. The main terms of the Revenue Agreement are show on the Table 1.

Table 1 - Asset Lease Agreement Main Terms
Revenue Contract Term	20 years
Asset Rental Rate	1.25 ZAR/kWh
Annual Adjustment	CPI + 2%

EPC

ACES Africa (PTY) LTD ("ACES") has been selected as the EPC partner for the Project. ACES and Sun Exchange signed the turnkey contract on April 07th, 2022. The total contract price is 2,017,556 ZAR (exclusive of VAT), which includes the EPC service, 2 years of O&M and Spare Parts.
ACES will provide a warranty for all services for the first 2 years following the Commercial Operation Date. Additionally, the major equipment will be warrantied by the suppliers for an extended period, namely 10 years for Inverters and 25 years for modules.

Insurance

ACES will provide and maintain adequate insurance coverage at its costs, for all risks associated with the EPC until final completion.

After COD and during operation, Sun Exchange will provide and maintain an All-Risks Propriety insurance for the project.

O&M

ACES will be the O&M service provider for the first 2 years of operation. This service includes Monitoring, Reporting, Module Cleaning, Preventative Maintenance, Saving Calculations and Support.

Financial Analysis (IC CPOA Trianon)

The resulting nominal IRR, in USD, of CPOA Trianon is projected to be 11.14%, with an estimated payback of 9 years, 8 months, and 2 days from the NTP date. The income statement, cash flow statement and balance sheet up until 2030 (shown annually) are presented upon request.

Energea is acquiring a total percentage of ownership in the project of 100.00%, for a total investment of 167,861.10 USD for 39,168 solar cells.

This analysis makes use of an inflation assumption, using the latest average value from October 2021, of 5.00%, provided by the South African Department of Statistics, StatsSA, as a basis for defining the Consumer Price Index ("CPI"), being within the range of the South African Central Bank's target inflation of 3.00% to 6.00%.

Revenue

The source of the project's revenue originates from a 20-year term take-or-pay PPA contract with CPOA Trianon, for a base price of 1.25 ZAR / kWh, readjusted annually on the anniversary of the COD by the South African CPI rate plus a 2% spread. The average customer savings during the period is estimated to be of 37.39%.

This analysis used a 30-day billing cycle to realize each month's revenue.

Operating Expenses

Only an asset management operating expense was assumed in the model, driven by the assumption that it contains, under its scope of contractual obligations, the aggregate work of all the required operations and maintenance for the project, as well as insurance, accounting, and other project related fees. The monthly value of the management fee is calculated as an 22.20% rake off the collected revenue in the project.

Capex

For this analysis, it was considered, in the model, the latest EPC prices supplied by The Sun Exchange, as seen on Table 1.

All prices listed on Table 2 are already grossed with a Value-Added Tax ("VAT") of 15,00%.
Lastly, no interconnection cost is assumed by the project.

Table 1 - Capital Expenditures Assumptions
Acquisition Costs	N/A	N/A

Hard Costs	2,063,526 ZAR	14.05 ZAR/Wdc

Soft Costs	278,803 ZAR	1.90 ZAR/Wdc

Developer Fees	203,591 ZAR	1.39 ZAR/Wdc

Pre-COD OpEx	N/A	N/A

Total CapEx (All-In)	2,545,920 ZAR	17.33 ZAR/Wdc
Total CapEx (All-In)	167,642 USD	1.14 USD/Wdc

Taxes

No tax payments were assumed for this analysis.

Legal Review

Relevant Documents

A Legal review was performed in the project's available documentation. The most relevant documents are listed below:
1.     Asset Lease to Own Agreement;
2.     EPC Agreement.

Contract Summary

Table 2 - Asset Lease to Own Agreement Summary
Contract	Asset Lease to Own Agreement
Date	March 28th, 2022
Parties	Cape Peninsula Organisation for the Aged - as Lessee The Sun Exchange (SA) Bewind Trust - as Lessor
Term	20 years from the Commercial Operation Date
Object	Lease of a solar photovoltaic electric generating system from Lessee to Lessor.
Asset Rental Rate	R1.25/kWh
Asset Rental Annual Escalation Rate	CPI + 2%
Premises	68 Francis Rd., Plumstead, Cape Town, 7801
Effect of Termination	Lessor shall be entitled, in its sole discretion, to exercise the Termination Buy-Out Option and Lessee shall pay the Buy Out Price.

Table 3 - EPC Agreement Summary
Contract	Turnkey EPC Agreement
Date	April 10th, 2022
Parties	The Sun Exchange (PTY) Ltd - as Customer ACES Africa (PTY) Ltd- as Contractor
Object
Contractor will manufacture and construct a photovoltaic power plant, with total electrical capacity of 146.9 kWp, to be built on the roof of the facility located at 68 Francis Rd, Plumstead, Cape Town, 7801 and deliver such fully operational plant at the premises.

Price	2,017,556.49 South African Rand (exclusive of VAT)
Warranty Period	2 (two) years from the date of issuance of COD notice
Delay Liquidated Damages
Appendix 13 - Delayed Liquidated Damages will be calculated by multiplying the Expected Asset Usage (kWh) for the pro-rata days when the Asset was non-operational multiplied by the energy tariff as defined in the lease agreement, for each day in excess of 15 (fifteen) business days after the scheduled date for practical completion up to and including the date of practical completion or the date the EPC is terminated in accordance with its terms, whichever occurs first

Performance Liquidated Damages
If the guaranteed performance ratio is not achieved at the long term performance ratio test, and provided the achieved performance ratio at such performance ratio test is above the minimum performance ratio, the Contractor shall be liable to pay the Customer performance liquidated damages as calculated pursuant to Appendix 13

Termination by Contractor	In case of delay in payment by Customer for a period of more than 20 (twenty) business days
Appendices
Appendix 1 Definitions
Appendix 2 Solar Plant
Appendix 3 Scope of Works
Appendix 4 Pre-construction Protocol
Appendix 5 Payment Plan
Appendix 6 Commissioning Protocol
Appendix 7 Post-construction Protocol
Appendix 8 Notice To Proceed
Appendix 9 Practical Completion Document
Appendix 10 Technical Documentation
Appendix 11 Practical Completion Certificate
Appendix 12 Final Completion Certificate
Appendix 13 Delay Liquidated Damages
Appendix 14 Final Energy Yield Report
Appendix 15 Environmental, Operational, Health and Safety Compliance
Appendix 16 Administrative Requirements
Appendix 17 Performance Tests
Appendix 18 Company Guarantee
Appendix 19 Commercial Operation Date Notice
Appendix 20 O&M Scope of Work

Documentation Checklist

Table 4 - Documentation Checklist
Design and Application	Bills	X
	Helioscope Reports	X
	Meter Data	X
	Site and Roof Assessment	X
	Self-Consumption Analysis	X
Interconnection Application	Interconnection Application	X
	Permission to Install Letter	X
Offtaker	Offtaker Credit Analysis	X
	Lease Agreement	X
Incentives
EPC	Construction Set*
	Equipment Warranties	X
Equipment Purchase Order
	Equipment Datasheet	X
	EPC Contract	X
EPC Insurance
Asset Management	O&M Agreement**	X
Asset Management Agreement
Investment	Project Model	X
*Under the EPC Scope
** O&M Terms in the EPC Contract

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the CPOA Trianon Project.

Signatures:

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder

Date July 15, 2022

Exhibit I

Income Statement, Cash flow Statement and Balance Sheet